Exhibit 99.1

Bilibili Inc. Announces Second Quarter 2018 Financial Results

SHANGHAI, August 27, 2018 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial and Operational Highlights:

•                  Total net revenues 1 reached RMB1,026.5 million (US$155.1 million), a 76% increase from the same period in 2017.

•                  Net loss was RMB70.3 million (US$10.6 million) and net loss margin was 7%, compared to net loss of RMB50.4 million and net loss margin of 9% in the same period in 2017.

•                  Adjusted net loss2 was RMB19.5million (US$2.9 million) and adjusted net loss margin2 was 1.9%, compared to adjusted net loss of RMB13.5 million and adjusted net loss margin of 2.3% in the same period in 2017.

•                  Average monthly active users (MAUs) reached 85.0 million, mobile MAUs reached 71.4 million, representing increases of 30% and 39% in the same period in 2017, respectively.

•                  Average monthly paying users reached 3.0 million, a 177% increase from the same period in 2017. Average monthly paying users for mobile games reached 0.8 million, a 40% increase from the same period in 2017.

“Dynamic, interactive content drove our strong second quarter performance, with continued growth momentum across our business,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “Our platform is actively attracting a growing number of users and we continue to see high levels of engagement and user retention rates, thanks to our flourishing community. As we move through the second half of the year, we remain committed to further expanding our user base, curating and acquiring premium content, optimizing our monetization strategy, and reinforcing our leading position as the premier platform for China’s coveted Generation Z online entertainment community.”

“Our total revenues grew by 76% year-over-year to RMB1 billion in the second quarter,” said Mr. Sam Fan, Chief Financial Officer of Bilibili. “Revenue contribution from our advertising, live broadcasting and value-added services continues to grow. As we ramp up our commercialization strategy for non-gaming businesses, we aim to further broaden our reach, increase our brand equity and further diversify our revenue streams. The strong growth we are seeing in the number of paying users demonstrates our heightened monetization potential and gives us great confidence in our ability to convert even more paying users and expand our top-line.”

Second Quarter 2018 Financial Results

Total net revenues. Total net revenues increased to RMB1,026.5 million (US$155.1 million), representing an increase of 76% from the same period of 2017.

Mobile games. Revenues from mobile games increased to RMB791.0 million (US$119.5 million), representing an increase of 61% from the same period of 2017. The increase was primarily due to the increasing popularity of mobile games such as Fate/Grand Order and Azur Lane.

Live broadcasting and Value-added services (VAS). Revenues from live broadcasting and VAS increased to RMB118.6 million (US$17.9 million), representing an increase of 186% from the same period of 2017, mainly attributable to the Company’s enhanced monetization efforts and promotion of its VAS services.

Advertising. Revenues from advertising increased to RMB95.9 million (US$14.5 million), representing an increase of 132% from the same period of 2017. This increase was primarily attributable to additional revenue from brand advertising and the Company’s newly launched performance-based advertising on Bilibili’s highly trafficked platform.

Other revenues. Other revenues increased to RMB21.1 million (US$3.2 million), representing an increase of 148% from the same period of 2017, primarily attributable to an increase in the sales of content-associated and other tie-in products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues increased by 74% to RMB775.9 million (US$117.3 million), compared to RMB445.2 million in the same period of 2017. Revenue-sharing cost, a key component of cost of revenues, was RMB417.4 million (US$63.1 million), representing an increase of 84% from the same period in 2017.

Gross profit. Gross profit increased to RMB250.7 million (US$37.9 million), representing an increase of 82% from the same period of 2017.

Total operating expenses. Total operating expenses increased to RMB357.6 million (US$54.0 million), representing an increase of 88% from the same period of 2017.

Selling and marketing expenses. Selling and marketing expenses were RMB127.8 million (US$19.3 million), representing a 146% increase year-over-year. The increase was primarily attributable to the increased channel and marketing expenses associated with Bilibili app, as well as the promotional expenses for the Company’s mobile games and an increase in headcount in selling and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB97.9 million (US$14.8 million), representing a 30% increase year over year. The increase was primarily due to increased headcount in general and administrative personnel.

Research and development expenses. Research and development expenses were RMB131.9 million (US$19.9 million), representing a 108% increase year over year. The increase was primarily due to increased headcount in research and development personnel and increased of share-based compensation expenses.

Loss from operations. Loss from operations was RMB106.9 million (US$16.2 million), compared to a loss of RMB52.7 million in the same period of 2017.

Income tax expense. Income tax expense was RMB2.4 million (US$0.4 million), compared to RMB2.3 million in the same period of 2017.

Net loss.3 Net loss was RMB70.3 million (US$10.6 million) for the second quarter of 2018, compared to RMB50.4 million in the same period of 2017.

Adjusted net loss.2 Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisition, was RMB19.5 million (US$2.9 million) compared to RMB13.5 million in the same period of 2017.

Basic and diluted EPS and Non-GAAP basic and diluted EPS. Basic and diluted net loss per share were RMB0.26(US$0.04), compared to RMB3.56 in the same period of 2017. Non-GAAP basic and diluted net loss per share were RMB0.07 (US$0.01), compared to RMB3.03 in the same period of 2017.

Cash and cash equivalents and time deposits. As of June 30, 2018, the Company had cash and cash equivalents, as well as time deposits of RMB3.6 billion (US$548.1 million), compared to RMB764.8 million as of December 31, 2017.

Recent Development

In accordance with the Central Cyberspace Administration of the People’s Republic of China’s (“CCA”) nationwide inspection of major internet platforms providing short-video content, the Bilibili mobile app was temporarily removed from certain smart phone app stores from July 26, 2018 through August 25, 2018. The Bilibili mobile app was fully restored on all app stores on August 25, 2018.

The Company intends to fully cooperate with the relevant authorities, and plans to further strengthen its content monitoring procedures and policies. The Company also plans to conduct a self-inspection by taking a comprehensive review of the content on its platform and double the headcount of content monitoring personnel.

Outlook

For the third quarter of 2018, the Company currently expects:

•                                          Net revenues to be between RMB1.0 billion and RMB1.04 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

1 The Company has adopted ASU No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606)”, using the modified-retrospective transition approach beginning January 1, 2018. The adoption did not have a significant impact on the Company’s operating results for the three months and six months ended June 30, 2018 and comparable periods.

2 Adjusted net loss and adjusted net loss margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

3 The Company has adopted ASU No. 2016-01, ‘‘Financial Instruments,” beginning January 1, 2018. The Company anticipates that the adoption of this new standard might increase the volatility of its investment income, net, as a result of remeasurement of its equity investments. For equity investments without readily determinable fair value, the Company elected to measure them at cost minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuers. In the first quarter of 2018, the Company recorded an investment income of RMB20.6 million (US$3.1 million) as a result.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on August 27, 2018 (9:00 AM Beijing/Hong Kong time on August 28, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	+800-906-601
China:	400-620-8038
Conference ID:	8488289

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Bilibili Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call through September 3, 2018, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	+800-963-117
China:	400-632-2162
Replay Access Code:	8488289

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss margin and non-GAAP basic and diluted net loss per share, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisition, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6171 to US$1.00, the exchange rate on June 29, 2018 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB

Net revenues:
Mobile games	491,613	688,496	791,013	840,651	1,479,509
Live broadcasting and VAS	41,426	95,764	118,614	79,583	214,378
Advertising	41,376	70,444	95,863	70,256	166,307
Others	8,481	13,304	21,052	16,546	34,356
Total net revenues	582,896	868,008	1,026,542	1,007,036	1,894,550

Cost of revenues	(445,238)	(654,927)	(775,858)	(808,246)	(1,430,785)

Gross profit	137,658	213,081	250,684	198,790	463,765

Operating expenses:
Selling and marketing expenses	(51,850)	(78,894)	(127,764)	(92,765)	(206,658)
General and administrative expenses	(75,080)	(102,557)	(97,940)	(117,762)	(200,497)
Research and development expenses	(63,390)	(105,906)	(131,898)	(118,613)	(237,804)
Total operating expenses	(190,320)	(287,357)	(357,602)	(329,140)	(644,959)
Loss from operations	(52,662)	(74,276)	(106,918)	(130,350)	(181,194)

Other income:
Investment (loss)/income, net	(1,682)	25,460	818	4,005	26,278
Interest income	137	842	19,833	333	20,675
Exchange gains/(losses)	3,700	(9,967)	10,669	6,660	702
Other, net	2,414	3,312	7,697	5,650	11,009
Total other income	4,569	19,647	39,017	16,648	58,664
Loss before income tax	(48,093)	(54,629)	(67,901)	(113,702)	(122,530)
Income tax	(2,323)	(3,174)	(2,405)	(4,139)	(5,579)
Net loss	(50,416)	(57,803)	(70,306)	(117,841)	(128,109)
Accretions to preferred shares redemption value	(69,235)	(63,197)	(1,408)	(122,258)	(64,605)
Deemed dividend in connection with repurchase of preferred shares	(129,244)	—	—	(129,244)	—
Net loss attributable to noncontrolling interests	—	950	350	—	1,300
Net loss attributable to the Bilibili Inc.’s shareholders	(248,895)	(120,050)	(71,364)	(369,343)	(191,414)

Net loss per share, basic	(3.56)	(1.73)	(0.26)	(5.24)	(1.11)
Net loss per ADS, basic	—	—	(0.26)	—	(1.11)
Net loss per share, diluted	(3.56)	(1.73)	(0.26)	(5.24)	(1.11)
Net loss per ADS, diluted	—	—	(0.26)	—	(1.11)
Weighted average number of ordinary shares, basic	69,969,893	69,336,926	273,886,172	70,550,186	172,176,602
Weighted average number of ADS, basic	—	—	273,886,172	—	172,176,602
Weighted average number of ordinary shares, diluted	69,969,893	69,336,926	273,886,172	70,550,186	172,176,602
Weighted average number of ADS, diluted	—	—	273,886,172	—	172,176,602

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB

Share-based compensation expenses included in:
Cost of revenues	1,648	8,680	7,555	2,968	16,235
Selling and marketing expenses	870	3,548	2,473	1,775	6,021
General and administrative expenses	31,769	33,515	30,296	35,003	63,811
Research and development expenses	2,423	7,876	9,490	4,550	17,366
Total	36,710	53,619	49,814	44,296	103,433

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	June 30,
	2017	2018
	RMB	RMB

Assets
Current assets:
Cash and cash equivalents	762,882	3,624,784
Time deposits	1,960	1,985
Accounts receivable, net	392,942	355,945
Receivables due from related parties	29,660	23,778
Prepayments and other current assets	477,265	718,081
Short-term investments	488,391	345,784
Total current assets	2,153,100	5,070,357
Non-current assets:
Property and equipment, net	186,418	248,336
Production cost	20,796	53,202
Intangible assets, net	426,292	868,144
Goodwill	50,967	50,967
Long-term investments	635,952	819,318
Total non-current assets	1,320,425	2,039,967
Total assets	3,473,525	7,110,324
Liabilities
Current liabilities:
Accounts payable	596,507	946,371
Salary and welfare payables	148,605	140,926
Taxes payable	24,992	29,896
Deferred revenue	572,848	926,275
Accrued liabilities and other payables	49,318	98,984
Amount due to related parties	5,724	6,763
Total current liabilities	1,397,994	2,149,215
Total liabilities	1,397,994	2,149,215

Total mezzanine equity	4,015,043	—

Total Bilibili Inc.’s shareholders’ (deficit)/equity	(1,939,512)	4,961,409
Noncontrolling interests	—	(300)
Total shareholders’ (deficit)/equity	(1,939,512)	4,961,109

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,473,525	7,110,324

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

All amounts in thousands, except for share and per share data

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB

Net loss	(50,416)	(57,803)	(70,306)	(117,841)	(128,109)
Add:
Share-based compensation expenses	36,710	53,619	49,814	44,296	103,433
Amortization expense related to intangible assets acquired through business acquisition	246	1,022	1,022	492	2,044
Adjusted net loss	(13,460)	(3,162)	(19,470)	(73,053)	(22,632)

Net loss attributable to the Bilibili Inc.’s shareholders	(248,895)	(120,050)	(71,364)	(369,343)	(191,414)
Add:
Share-based compensation expenses	36,710	53,619	49,814	44,296	103,433
Amortization expense related to intangible assets acquired through business acquisition	246	1,022	1,022	492	2,044
Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(211,939)	(65,409)	(20,528)	(324,555)	(85,937)
Adjusted net loss per share, basic	(3.03)	(0.94)	(0.07)	(4.60)	(0.50)
Adjusted net loss per ADS, basic	—	—	(0.07)	—	(0.50)
Adjusted net loss per share, diluted	(3.03)	(0.94)	(0.07)	(4.60)	(0.50)
Adjusted net loss per ADS, diluted	—	—	(0.07)	—	(0.50)
Weighted average number of ordinary shares, basic	69,969,893	69,336,926	273,886,172	70,550,186	172,176,602
Weighted average number of ADS, basic	—	—	273,886,172	—	172,176,602
Weighted average number of ordinary shares, diluted	69,969,893	69,336,926	273,886,172	70,550,186	172,176,602
Weighted average number of ADS, diluted	—	—	273,886,172	—	172,176,602